Exhibit 21.1

List of Subsidiaries of Evolution Petroleum Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization
NGS Sub Corp.	Delaware
NGS Technologies, Inc.	Delaware
Evolution Operating Co., Inc.	Texas
Tertiaire Resources Company	Texas
Evolution Petroleum OK, Inc.	Texas
GARP Services, LLC (Subsidiary of NGS Technologies, Inc.)	Texas
NGS Resources, LLC (Subsidiary of NGS Technologies, Inc.)	Texas
NGSIP LLC (Subsidiary of NGS Technologies, Inc.)	Nevada

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Updated 7/31/13